Enerflex Ltd. announces EXTENSION of revolving CREDIT FACILITy and TIMING OF second QUARTER FINANCIAL AND OPERATIONAL RESULTS

NEWS RELEASE

All amounts presented in this release are in U.S. Dollar (“USD”) unless otherwise stated.

CALGARY, Alberta, June 24, 2026 Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) is pleased to announce that the Company has entered into an amended and restated credit agreement dated June 24, 2026 with respect to its syndicated secured revolving credit facility (the “RCF”). The maturity date of the RCF has been extended by three years to June 30, 2029 and availability is unchanged at $800 million. The Company's limit under the RCF may be increased by up to $200 million at the request of the Company, subject to lenders’ consent, compared to $50 million previously. As at March 31, 2026, the Company had drawn $162 million on its RCF. Led by the Royal Bank of Canada as agent, Enerflex received renewed lending commitments from all current syndicate members.

The Company also continues to maintain a $70 million unsecured credit facility (the “LC Facility”) with one of the lenders in its RCF syndicate. The LC Facility is supported by performance security guarantees provided by Export Development Canada.

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, commented, “We appreciate the continued support of our lending syndicate. The extension of our revolving credit facility solidifies Enerflex’s financial flexibility as we execute our strategy. With a strong balance sheet and ample available liquidity, we remain focused on disciplined capital allocation and delivering long-term value for shareholders.”

Q2 Earnings Release

Enerflex plans to release its financial results and operating highlights for the three and six months ended June 30, 2026, on Thursday, August 6, 2026 prior to market open. Results will be communicated by news release and will be available on the Company's website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, August 6, 2026 at 8:00 a.m. (MT), where members of senior management will discuss the Company's results. A question-and-answer period will follow.

To participate, register at https://register-conf.media server.com/register/BIebea8b6833b642bbbff6b1c892d4954a. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/jgxueet4.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “FLI”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are FLI. The use of any of the words “plan”, “will”, and similar expressions, are intended to identify FLI. In particular, this news release includes (without limitation) FLI pertaining to the Company’s expectation to release its financial results and operating highlights for the three and six months ended June 30, 2026, prior to the markets opening on Thursday, August 6, 2026 along with the news release, conference call and audio webcast associated therewith.

The FLI included in this news release is made as of the date of this news release and is based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

About Enerflex

Enerflex is a leading provider of modular natural gas, power, and treated water technology solutions, delivering value through disciplined execution and a deliberate approach to where we compete. Our customer focused delivery model supports operational excellence, innovation, and scalability across our global footprint with a focus on creating long-term shareholder value.

With approximately 4,400 engineers, manufacturers, technicians, professionals, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the world’s energy needs.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

For investor and media enquiries, contact:

Paul Mahoney

President and Chief Executive Officer

E-mail: PMahoney@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Capital Markets

E-mail: JFetterly@enerflex.com

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